                             AMES TRUE TEMPER, INC.
                               465 Railroad Avenue
                               Camp Hill, PA 17011

                                 August 10, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:  Ames True Temper, Inc.

Dear Sirs:

                  Ames True Temper, Inc. (the "Issuer") is filing today a
registration statement on Form S-4 (the "Registration Statement"). Terms used herein and not defined herein shall have the meanings assigned to them in the
Registration Statement. The Issuer is registering the offer to exchange its 10%
Senior Subordinated Notes due 2012 ("New Notes") for any or all outstanding 10%
Senior Subordinated Notes due 2012 ("Original Notes") of the Issuer (the
"Exchange Offer") in reliance on the position of the Staff (the "Staff") of the
Division of Corporation Finance of the Securities and Exchange Commission (the
"Commission") enunciated in Exxon Capital Holdings Corporation (available May
13, 1988) (the "Exxon Capital Letter") and other interpretative letters to similar effect.

                  The Issuer will make each person participating in the Exchange
Offer aware that if such person is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities and receives New Notes in exchange for such Original Notes pursuant to the Exchange Offer, such broker-dealer may be a statutory
"underwriter" and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended (the "Securities Act"), in connection with any resale of such New Notes. By reason of such acknowledgement and prospectus delivery, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The
Prospectus included in the Registration Statement, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received for such Original Notes where such Original
Notes were acquired in the manner described above.

                  The Issuer has not entered into any arrangement or
understanding with any person to distribute the New Notes to be received in the
Exchange Offer and, to the best of the Issuer's

August 10,  2004

information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the
Issuer will make each person participating in the Exchange Offer aware that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i)
could not rely on the Staff position enunciated in the Exxon Capital Letter or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction by such persons participating in the
Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

                  The Issuer will include in the Letter of Transmittal to be executed by each person participating in the Exchange Offer a representation to the effect that, by accepting the Exchange Offer, such person represents to the
Issuer that it is not engaged in, and does not intend to engage in, a distribution of the New Notes (other than any broker-dealer, who shall represent that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of New Notes received in the
Exchange Offer).

                            AMES TRUE TEMPER, INC.

                            By:    /s/ JUDY SCHUCHART
                                   ------------------------------------------
                            Name:  Judy Schuchart
                            Title: Vice President and Chief Financial Officer